Exhibit 21.1

SUBSIDIARIES OF SCHIFF NUTRITION INTERNATIONAL, INC.

Entity Name	Incorporation	Shareholder/Parent Corp.	Ownership Percentage

Schiff Nutrition International, Inc.	Delaware
Schiff Nutrition Group, Inc.	Utah	Schiff Nutrition International, Inc.	100%
WNG Holdings (International) LTD, Inc.	Nevada	Schiff Nutrition Group, Inc.	100%
Coppal Research, Inc.	Utah	WNG Holdings (International) LTD, Inc.	100%
Weider Nutrition (WNI) Limited	UK	WNG Holdings (International) LTD, Inc.	100%
Weider Nutrition BV	Netherlands	WNG Holdings (International) LTD, Inc.	100%
Weider Nutrition Italia SrL	Italy	Weider Nutrition (WNI) Limited	100%
Weider Nutrition GmbH	Germany	Weider Nutrition BV	100%